CIVITAS BANKGROUP, INC.
Four Corporate Centre
810 Crescent Centre Drive
Suite 320
Franklin, Tennessee 37067

May 13, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Civitas BankGroup, Inc. Registration Statement on Form S-3 File No. – 333-117041

Ladies and Gentlemen:

     Pursuant to the requirements of Rule 477 of the Securities Act of 1933, as amended, Civitas BankGroup, Inc. (the “Company”) hereby requests that the Commission consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-117041) filed on June 30, 2004 (the “Registration Statement”).

     The Company is withdrawing the Registration Statement because the investors holding the shares of the Company’s common stock being registered for resale thereunder have agreed to waive the requirement that the Company cause the Registration Statement to become effective and remain effective until July 31, 2005. The Registration Statement has not been declared effective, and none of the Company’s securities have been resold by the investors under the Registration Statement.

     Please forward copies of the Order consenting to the withdrawal of the Registration Statement to the undersigned at Civitas BankGroup, Inc. Four Corporate Centre, 810 Crescent Centre Drive, Suite 320, Franklin, Tennessee 37067, and to Bob F. Thompson, Bass, Berry & Sims PLC, 315 Deaderick Street, Suite 2700, Nashville, Tennessee 37238.

     If you have any questions regarding this letter, please contact the undersigned or our counsel, Bob F. Thompson of Bass, Berry & Sims PLC at (615) 742-6262.

Sincerely,

/s/ Richard Herrington

Richard Herrington
President